UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FTE NETWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30283R402

(CUSIP Number)

Dhamitha Richard de Silva, Managing Partner

Lateral Investment Management, LLC

1825 South Grant Street, Suite 210,

San Mateo, CA 94402

650-396-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Investment Management, LLC I.D. No. 45-3753719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.70%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Each share of Common Stock is presented on this amended Form 13D after giving effect to the 25-for-1 reverse stock split (the “Reverse Stock Split”) of the Issuer that became effective on November 6, 2017, as disclosed in the Issuer’s Form 8-K filed on the same date.
**	Based on an aggregate total of 7,367,639 shares of Common Stock outstanding, comprised of 5,586,150 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Form 8-K filed on November 6, 2017, plus 1,127,739 shares of Common Stock to which the Reporting Persons have a contractual right to receive (as further described in Item 3 below), plus 653,750 shares of Common Stock underlying warrants held by the Reporting Persons or warrants to which the Reporting Persons have obtained a contractual right to receive (all on a post-Reverse Stock Split basis).

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral FTE Feeder LLC I.D. No. 47-5408053
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 486,524*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 486,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,524*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.60%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral U.S. Credit Opportunities Fund, L.P. I.D. No. 37-1794036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,854*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,854*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,854*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lateral Credit Opportunities, LLC I.D. No. 47-5318392
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,854*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,854*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,854*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.88%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dhamitha Richard de Silva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.70%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Patrick Feeney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.70%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth Masters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Shares were issued pursuant to the Credit Agreement, as further described in Item 3.)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,565*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,565*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,565*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.70%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See prior note above.
**	See prior note above.

CUSIP No. 30283R402	13D	Page of Pages

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2017 (the “Original 13D”). This Amendment No. 1 relates to shares of Common Stock, par value $0.001 per share (“Common Stock”), of FTE Networks, Inc. , a Nevada corporation (the “Issuer”).

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is being filed by Lateral Investment Management, LLC, a Delaware limited liability company (“Lateral Management”), Lateral FTE Feeder LLC, a Delaware limited liability company (“Lateral FTE”), Lateral U.S. Credit Opportunities Fund, L.P., a Delaware limited partnership (“Lateral Fund”), Lateral Credit Opportunities, LLC, a Delaware limited liability company (“Lateral GP”), Dhamitha Richard de Silva, an individual (“De Silva”), Patrick Feeney , an individual (“Feeney”), and Kenneth Masters, an individual (“Masters”). Lateral Management, Lateral FTE, Lateral Fund, Lateral GP, De Silva, Feeney and Masters are together referred to herein as “Reporting Persons,” and each of them are individually referred to herein as a “Reporting Person.” Lateral Management is the sole manager of Lateral FTE and has a management agreement with Lateral Fund. Lateral GP is the sole general partner of Lateral Fund. De Silva, Feeney and Masters are the sole managers of Lateral Management and Lateral GP.

Lateral FTE owns 486,524 shares of the Issuer’s Common Stock. Lateral Fund owns 1,464,854 shares of the Issuer’s Common Stock. Lateral Management owns 531,188 shares of the Issuer’s Common Stock (which includes 276,453 share that are owned of record by investors whose ownership are below 5% and whose accounts are managed by Lateral Management). Due to its relationship with Lateral FTE and Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the shares owned by Lateral FTE and Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the shares owned by Lateral Fund. Lateral GP, however, disclaims beneficial ownership of such shares. Due to their relationships with Lateral Management and Lateral GP, De Silva, Feeney and Masters may be deemed to have shared voting and investment power with respect to the shares owned by Lateral Fund and Lateral FTE. De Silva, Feeney and Masters, however, disclaim beneficial ownership of such shares.

The percentages used herein are based on an aggregate total of 7,367,639 shares of Common Stock outstanding, comprised of 5,586,150 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Form 8-K filed on November 6, 2017, plus 1,127,739 shares of Common Stock to which the Reporting Persons have a contractual right to receive such shares (as further described in Item 3 below), plus 653,750 shares of Common Stock underlying warrants held by the Reporting Persons or warrants to which the Reporting Persons have obtained a contractual right to receive (all on a post-Reverse Stock Split basis).

Each Reporting Person that is an entity is organized under the state of Delaware. Each Reporting Person that is an individual is a U.S. citizen. The principal business of each Reporting Person is to engage in the business of investing in securities and other investment opportunities. The principal business address of each Reporting Person is 1825 South Grant Street, Suite 210, San Mateo, CA 94402.

During the period beginning five years prior to the Event Date, none of the Reporting Persons or any of the natural persons described in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30283R402	13D	Page of Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following at the end thereof:

On October 17, 2017, Lateral Fund obtained the contractual right to receive warrants to purchase 140,000 shares of Common Stock in connection with the extension of additional loans to the Issuer and its affiliates under the Credit Agreement. On November 3, 2017, Lateral Fund obtained another contractual right to receive warrants to purchase 20,000 shares of Common Stock in connection with the extension of additional loans to the Issuer and its affiliates under the Credit Agreement.

On November 6, 2017, the Issuer effected a 25-for-1 reverse stock split that became effective on the same date, as described in the Issuer’s Form 8-K filed on November 6, 2017. 1,127,309 shares of Common Stock that had been reported as acquired by the Reporting Persons in the Original 13D have not been issued to date. However, the Reporting Persons obtained a contractual right to receive such 1,127,309 shares of Common Stock in connection with the lending of additional funds to the Issuer and certain of its affiliates under the Credit Agreement. Thus, the Reporting Persons are deemed to beneficially own such 1,127,309 shares of Common Stock.

As of November 10, 2017, the Reporting Persons are deemed to beneficially own an aggregate of 2,482,565 shares of Common Stock, as detailed in Item 5.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)

As of November 10, 2017, the Reporting Persons beneficially own in the aggregate 2,482,565 shares of Common Stock, representing approximately 33.70% of the outstanding shares of Common Stock (based on an aggregate total of 7,367,639 shares of Common Stock outstanding, comprised of 5,586,150 shares of Common Stock issued and outstanding as disclosed on the Issuer’s Form 8-K filed on November 6, 2017, plus 1,127,739 shares of Common Stock to which the Reporting Persons have a contractual right to receive (as further described in Item 3 above), plus 653,750 shares of Common Stock underlying warrants held by the Reporting Persons or warrants to which the Reporting Persons have obtained a contractual right to receive).

Lateral Fund is the record owner of a portion of the shares of Common Stock referred to above. Lateral GP is the sole general partner of Lateral Fund. Due to its relationship with Lateral Fund, Lateral GP may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral GP, however, disclaims beneficial ownership of such shares. Lateral Management has a management agreement with Lateral Fund. Due to its relationship with Lateral Fund, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. Lateral Management, however, disclaims beneficial ownership of such shares. De Silva, Feeney and Masters are the sole managers of Lateral Management and Lateral GP. Due to their relationships with Lateral Management and Lateral GP, De Silva, Feeney and Masters may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral Fund. De Silva, Feeney and Masters, however, disclaim beneficial ownership of such shares.

Lateral FTE is the record owner of a portion of shares of the Common Stock referred to above. Lateral Management is the sole manager of Lateral FTE. Due to its relationship with Lateral FTE, Lateral Management may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. Lateral Management, however, disclaims beneficial ownership of such shares. De Silva, Feeney and Masters are the sole managers of Lateral Management. Due to their relationships with Lateral Management, De Silva, Feeney and Masters may be deemed to have shared voting and investment power with respect to the Common Stock owned by Lateral FTE. De Silva, Feeney and Masters, however, disclaim beneficial ownership of such shares.

(b)

Reporting Persons	Number of Shares with Shared Dispositive Power	Number of Shares with Shared Voting Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Lateral Investment Management, LLC	2,482,565	2,482,565	2,482,565	33.7%
Lateral FTE Feeder LLC	486,524	486,524	486,524	6.6%
Lateral U.S. Credit Opportunities Fund, L.P.	1,464,854	1,464,854	1,464,854	19.88%
Lateral Credit Opportunities, LLC	1,464,854	1,464,854	1,464,854	19.88%
Dhamitha Richard de Silva	2,482,565	2,482,565	2,482,565	33.7%
Patrick Feeney	2,482,565	2,482,565	2,482,565	33.7%
Kenneth Masters	2,482,565	2,482,565	2,482,565	33.7%

*	Based on an aggregate total of 7,367,639 shares of Common Stock outstanding, comprised of 5,586,150 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Form 8-K filed on November 6, 2017, plus 1,127,739 shares of Common Stock to which the Reporting Persons have a contractual right (as further described in Item 3 above), plus 653,750 shares of Common Stock underlying warrants held by the Reporting Persons or warrants to which the Reporting Persons have obtained a contractual right to receive (all on a post-Reverse Stock Split basis).

CUSIP No. 30283R402	13D	Page of Pages

The percentages set forth above are calculated based on an aggregate total of 7,367,639 shares of Common Stock outstanding, comprised of 5,586,150 shares of Common Stock issued and outstanding as disclosed in the Issuer’s Form 8-K filed on November 6, 2017, plus 1,127,739 shares of Common Stock to which the Reporting Persons have a contractual right to receive (as further described in Item 3 above), plus 653,750 shares of Common Stock underlying warrants held by the Reporting Persons or warrants to which the Reporting Persons have obtained a contractual right to receive (all on a post-Reverse Stock Split basis).

(c) No transactions in shares of Common Stock or preferred shares convertible into shares of Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 30283R402	13D	Page of Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

Lateral Investment Management, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral FTE Feeder LLC

By:	Lateral Investment Management, LLC
Its:	Manager

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral U.S. Credit Opportunities Fund, L.P.

By:	Lateral Credit Opportunities, LLC
Its:	General Partner

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Lateral Credit Opportunities, LLC

By:	/s/ Dhamitha Richard de Silva
Name:	Dhamitha Richard de Silva
Title:	Manager

Dhamitha Richard de Silva

/s/ Dhamitha Richard de Silva Dhamitha Richard de Silva Patrick Feeney

/s/ Patrick Feeney Patrick Feeney Kenneth Masters

/s/ Kenneth Masters Kenneth Masters